GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER

This Rider is attached to and made a part of this Contract as of the Contract Date, or if later, the date shown below. All terms of the Contract that do not conflict with this Rider apply to this Rider. In the event of any conflict between the terms of this Rider and the terms of the Contract, the terms of this Rider shall prevail over the terms of the Contract.

Definition of Terms - Terms not defined in this Rider shall have the meaning given to them in the Contract. For purposes of this Rider, the following definitions apply:

Annual Amount - The amount that can be withdrawn under this Rider each Contract Year. The Annual Amount is an amount equal to [5%] of: (1) the first Purchase Payment including any Credit Enhancement if a Credit Enhancement Rider is in effect on the Contract; or (2) Contract Value on the Start Date of the Rider if the Rider is issued on a Contract Anniversary after the Contract Date. The Annual Amount shall be adjusted in the event of subsequent purchase payments to the Contract, withdrawals from the Contract in excess of the Annual Amount, or Reset, as set forth below.

Benefit Amount - An amount equal to [130%] of the first Purchase Payment including any Credit Enhancement if a Credit Enhancement Rider is in effect, or [130%] of Contract Value on the Start Date of the Rider if the Rider is issued on a Contract Anniversary after the Contract Date.

Remaining Benefit Amount - The amount available for future withdrawals made under this Rider. The Remaining Benefit Amount is recalculated upon withdrawals, additional purchase payments, and Resets, as discussed below.

Reset - An increase in the Remaining Benefit Amount to an amount equal to [100%] of the Contract Value, as of a Reset Date.

Reset Date - Any Valuation Date after the fifth (5th) anniversary of the Start Date of this Rider on which you elect a Reset of the Remaining Benefit Amount. Any subsequent Reset Date shall be on or after the fifth (5th) anniversary of the most recent Reset Date.

Withdrawal - For purposes of this Rider, the term "withdrawal" includes any applicable withdrawal charges, any forfeited Credit Enhancements, and charges for premium taxes and/or other taxes, if applicable. Amounts withdrawn under this Rider will reduce the Contract Value by the amount withdrawn and will be subject to the same conditions, limitations, restrictions and all other fees, charges and deductions, if applicable, as withdrawals otherwise made under the terms of the Contract.

Guaranteed Minimum Withdrawal Benefit - You have purchased a Guaranteed Minimum Withdrawal Benefit Rider. Subject to the terms and conditions described herein, this Rider allows for withdrawals of the Annual Amount each Contract Year, regardless of market performance until the Remaining Benefit Amount equals zero.

This Rider also provides that, on any Valuation Date after the fifth (5th) anniversary of the Start Date of this Rider, you may elect to Reset the Remaining Benefit Amount to an amount equal to [100%] of the Contract Value; provided that the Contract Value on the Reset Date is greater than the Remaining Benefit Amount.

This Rider may be purchased on the Contract Date or on any Contract Anniversary, provided that the age of each Owner and Annuitant is 85 or younger on the date of purchase. The date of purchase is the Start Date of this Rider as shown on Page 4 of this Rider.

Rider Charge - SBL will deduct a charge for this Rider as set forth in the Contract. Any portion of the Rider Charge that SBL deducts from Fixed Account Contract Value (if the Fixed Account is in effective under the Contract) will not be greater than the annual interest credited in excess of the Guaranteed Rate.

The annual Rider Charge (not to exceed a maximum charge of [1.10%] annually) is set forth on the Contract Data Page. The Rider Charge in place on the Start Date of this Rider will not change, unless you elect a Reset of the Remaining Benefit Amount.

Determining First Values - The Benefit Amount, Remaining Benefit Amount and Annual Amount are first set on the Start Date of this Rider.

If this Rider is purchased on the Contract Date, the Benefit Amount and Remaining Benefit Amount are an amount equal to [130%] of the First Purchase Payment, including any Credit Enhancement if a Credit Enhancement Rider is in effect on the Contract.

If this Rider is purchased on a Contract Anniversary, the Benefit Amount and Remaining Benefit Amount are an amount equal to [130%] of the Contract Value on that Contract Anniversary.

The Annual Amount on the Start Date of this Rider is an amount equal to [5%] of the first Purchase Payment including any Credit Enhancement if a Credit Enhancement Rider is in effect on the Contract, or [5%] of Contract Value if the Rider is purchased on a Contract Anniversary.

Subsequent Purchase Payments - Subsequent Purchase Payments received after the Start Date of this Rider will result in an adjustment to the Remaining Benefit Amount and Annual Amount. The adjustments will be made on the Valuation Date following the Valuation Period in which SBL receives such subsequent Purchase Payment is received.

Upon receipt of a Purchase Payment after the Start Date of this Rider, we will increase the Remaining Benefit Amount by an amount equal to [130%] of such Purchase Payment including any Credit Enhancement if a Credit Enhancement Rider is in effect. The Annual Amount will be increased by an amount equal to [5%] of such Purchase Payment including any Credit Enhancement, if applicable.

For purposes of this Rider, we reserve the right to restrict subsequent Purchase Payments.

Annual Amount - While this Rider is in effect, you may withdraw up to the Annual Amount each Contract Year without any adjustment to the Benefit Amount, regardless of market performance until the Remaining Benefit Amount equals zero. Withdrawals in a Contract Year of an amount up to the Annual Amount shall reduce the Remaining Benefit Amount by the total amount of such withdrawals. Such withdrawals may be taken in a lump sum, in multiple withdrawals or in a series of pre-authorized withdrawals within the Contract Year. Any portion of the Annual Amount not withdrawn during a Contract Year may not be carried over to the next Contract Year.

Withdrawals of the Annual Amount are not subject to a Withdrawal Charge; however, such amounts reduce the amount available for withdrawal under the Free Withdrawal provision of the Contract. For the purpose of calculating the Withdrawal Charge on future withdrawals that exceed the Annual Amount, withdrawals of the Annual Amount do not reduce purchase payments.

If a withdrawal causes the total amount withdrawn during the Contract Year to exceed the Annual Amount, SBL will reduce the Remaining Benefit Amount and Annual Amount in the same proportion as the excess withdrawal reduces Contract Value reduced by any Annual Amount that is being withdrawn. For example, assuming a Benefit Amount of $100,000, a Remaining Benefit Amount of $80,000, an Annual Amount of $5,000, and a Contract Value of $40,000, and further assuming a withdrawal of $8,000 (an excess of $3,000 over the Annual Amount), the reduction of the Remaining Benefit Amount and Annual Amount would be calculated as follows:

Excess Withdrawal Amount Contract Value less Annual Amount that is being withdrawn	=	$3,000 $35,000	= 0.0857

Annual Amount of $5,000 multiplied by 0.0857 = $428.50 for a reduced Annual Amount of $4,571.50

Remaining Benefit Amount of $80,000 less withdrawal of Annual Amount of $5,000 = $75,000 which is multiplied by 0.0857 = $6,427.50 for a reduced Remaining Benefit Amount of $68,572.50

In no event may a withdrawal exceed the greater of Contract Value or the available Annual Amount. As discussed below, the Rider will automatically terminate in the event of a full withdrawal of Contract Value pursuant to withdrawal of an amount that exceeds the Annual Amount for that Contract Year.

If, immediately after a withdrawal, the Contract Value is less than the Annual Amount, the following will apply:

  withdrawals will be limited to an amount up to the Annual Amount, until the Remaining Benefit Amount is reduced to zero;

  withdrawals will be paid under a series of pre-authorized withdrawals under a monthly, quarterly, semiannual or annual payment frequency, as elected by you;

  no additional Purchase Payments will be accepted under the Contract;

  any Remaining Benefit Amount will not be available for payment in a lump sum or may not be applied to provide payments under an Annuity Option;

  the Contract will cease to provide any death benefit; and

  this Rider and the Contract will effectively terminate on the Valuation Date following the day the last withdrawal, under the series of pre-authorized withdrawals, reduces the Remaining Benefit Amount to zero.

Election of Reset - You may elect, on any Valuation Date after the fifth (5th) anniversary of the Start Date of this Rider and before the Annuity Start Date, to Reset the Remaining Benefit Amount to an amount equal to [100%] of the Contract Value as of the Reset Date.

The Rider Charge may change if you elect a Reset of the Remaining Benefit Amount. However, the Rider Charge will never exceed the maximum charge set forth above. If the Remaining Benefit Amount is never Reset, SBL guarantees that the Rider Charge in place on the Start Date of this Rider will not change.

The election to Reset the Remaining Benefit Amount must be received, in a form satisfactory to SBL, at the Home Office. The Reset election shall be effective as of the close of the Valuation Period in which it is received at our Home Office; provided, however, that the Remaining Benefit Amount will be Reset to the Contract Value as of the date of receipt of the Reset election only if Contract Value on that date exceeds the Remaining Benefit Amount. Any request to Reset received as of a date in which the Contract Value does not exceed the Remaining Benefit Amount shall be void, and the Owner must submit a new Reset request. Any such Reset request will be effective as of the date of receipt; provided that Contract Value on that date exceeds the Remaining Benefit Amount.

On each Reset Date, we will:

  Reset the Remaining Benefit Amount to an amount equal to [100%] of the Contract Value on the Reset Date; and

  Reset the Annual Amount to equal [5%] of the adjusted Remaining Benefit Amount; provided that such amount is greater than the Annual Amount in effect immediately prior to the Reset (if such amount is not greater than the Annual Amount in effect immediately prior to the Reset, the Annual Amount will not change).

Once a Reset has been elected and is in effect, another Reset may not be elected until on or after the fifth (5th) anniversary of the most recent Reset Date. We will confirm your Reset election in writing. SBL reserves the right to require that: (1) the Reset Date be a Contract Anniversary; and (2) any request to Reset be received within 30 days of the Contract Anniversary.

Continuation of Rider if Surviving Spouse Continues Contract - If the Owner dies while this Rider is in effect and if the surviving spouse of the deceased Owner elects to continue the Contract in accordance with its terms, then the terms of this Rider will continue, unless otherwise terminated.

Termination of Rider - This Rider will automatically terminate on the earliest of the dates indicated below:

  upon any Valuation Date as of which the Remaining Benefit Amount is reduced to zero;

  upon any Valuation Date as of which a full withdrawal of Contract Value is made in an amount that exceeds the Annual Amount;

  the date of the first death of an Owner or, if any Owner is a Non-natural Person, upon the death of the Annuitant or a Joint Owner that is a natural person; provided that if the surviving spouse of the deceased Owner elects to continue the Contract in accordance with its terms, then the terms of this Rider will continue, unless otherwise terminated;

  the Valuation Date as of which the Contract is terminated in accordance with the terms of the Contract; or

  the Annuity Start Date.

Start Date - This Rider is effective on the Contract Date, unless a later date is shown below.

All other terms and conditions of the Contract remain unchanged by this Rider. You may not terminate this Rider earlier than described under "Termination of Rider" above.

SECURITY BENEFIT LIFE INSURANCE COMPANY

J. Michael Keefer
Secretary

Rider Start Date
(If Other Than Contract Date): __________________

V6086 (10-03)